Exhibit 99.3

Notice of Annual Meeting and Notice of Availability of Proxy Materials

You are receiving this notice as a registered shareholder of Cenovus Energy Inc. (“Cenovus” or the “Corporation”). Cenovus has decided to use notice and access to deliver its Management Information Circular dated March 2, 2018 (the “Management Information Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular, as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that an Annual Meeting of Cenovus will be held:

When:	April 25, 2018	Where:	The Metropolitan Conference Centre
	2:00 p.m. (Calgary time)		Metropolitan Ballroom
333 – 4 Avenue S.W.
Calgary, Alberta, Canada

for the following purposes, as further described in the “Business of the Meeting” section of the Management Information Circular and other applicable sections listed below:

1.	To receive the consolidated financial statements of Cenovus, together with the auditors’ report thereon, for the year ended December 31, 2017.

2.	To appoint auditors of the Corporation.

3.	To elect directors of the Corporation.

4.	To amend and reconfirm of the Corporation’s Shareholder Rights Plan as described in the accompanying Management Information Circular.

5.

To approve a non-binding advisory resolution on the Corporation’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Information Circular.

6.	To transact such other business as may properly be brought before the meeting or any adjournments thereof.

How to Request a Paper Copy of the Management Information Circular

Registered shareholders may request to receive a paper copy of the Management Information Circular by mail at no cost for up to one year from the date the Management Information Circular was filed on SEDAR. Requests for paper copies may be made using your control number as it appears on your enclosed form of proxy.

To request a paper copy before the meeting date, please call the number below and follow the instructions:

Toll free, within North America:	1-866-962-0498

Outside of North America:	1-514-982-8716

To request a paper copy after the meeting date, please call 1-403-766-7711

If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current form of proxy for voting purposes.

To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Monday, April 9, 2018.

Cenovus will only provide paper copies of the Management Information Circular to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Computershare must receive your completed form of proxy no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

The Management Information Circular and other relevant materials are available at:

cenovus.com/annual-meeting-materials or sedar.com

Cenovus’s 2017 annual report, including annual financial statements and related management’s discussion and analysis, will be delivered to all registered shareholders who did not opt out of receiving such documents.

If you have any questions about notice and access, please call (toll free) 1-866-964-0492.